The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

03 DEC -5 AM 7:21

December 3, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS RESULTS FOR THE 1ST HALF OF FISCAL YEAR 2003 (FROM APRIL 1, 2003 TO SEPTEMBER 30, 2003)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

03037991

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dw 12/8

Mitsui Trust Holdings, Inc.

Business Results for the First Half of Fiscal Year Ended September 30, 2003 <Non-Consolidated>

03 DEC 25 AM 7:21

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges: Tokyo,Osaka,Nagoya
Stock Code Number: 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 25, 2003
President: Kiichiro Furusawa

for further information
Deputy General Manager of
General Planning Department
Koichi Omata
phone : Tokyo (03)5232-8642

1.Business Results for the 1st Half of Fiscal Year 2003 (from April 1, 2003 to September 30 , 2003)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

	Operating Income (year on year change)		Operating Profits (year on year change)		Ordinary Profits (year on year change)		Net Income (year on year change)	
	yen in millions	%	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '03	12,382	226.9	7,263	-	7,141	-32.5	7,005	-18.8
1st Half '02	3,788	-	-823	-	10,584	-	8,626	-
'02	7,251		-1,474		9,829		8,228	

	Net Income per Common Share
	yen
1st Half '03	8.56
1st Half '02	10.54
'02	3.60

Note: 1.Average Number of Common Shares Outstanding
1st Half of Year Ended September 30,2003 : 818,880,866 shares
1st Half of Year Ended September 30,2002 : 818,659,713 shares
The Year Ended March 31,2003 : 818,582,417 shares

(2)Dividend Payment per Common Share

	Interim Dividend per Share	Annual Dividend per Share
	yen	yen
1st Half '03	0.00	-
1st Half '02	0.00	-
'02	-	0.00

(3)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share
	yen in millions	yen in millions	%	yen
1st Half '03	873,386	524,705	60.1	112.27
1st Half '02	869,322	520,698	59.9	108.05
'02	892,412	520,299	58.3	101.14

Note: 1.Number of Common Shares Issued at
1st Half of Year Ended September 30,2003 : 823,481,457 shares
1st Half of Year Ended September 30,2002 : 818,578,405 shares
The Year Ended March 31,2003 : 818,376,215 shares

2.Number of Treasury Shares at
1st Half of Year Ended September 30,2003 : 645,579 shares
1st Half of Year Ended September 30,2002 : 242,654 shares
The Year Ended March 31,2003 : 489,389 shares

2. Estimate for This Fiscal Year (from April 1 , 2003 to March 31 , 2004)

	Operating Income	Ordinary Profits	Net Income	Dividend Payment per Common Share	
				Year-end	
	yen in millions	yen in millions	yen in millions	yen	yen
Annual	16,000	5,500	5,500	2.50	2.50

Estimate of Net Income per Common Share: 0.27 yen

The above estimate is based on information available at this moment and plan. Actual result may differ from the estimate , depending on future events.

The Mitsui Trust Holdings , Inc.

Non-consolidated Balance Sheets

(yen in millions)

	1st Half '03(A)	1st Half '02(B)	(A)-(B)	'02 (C)	(A)-(C)
Assets					
Current Assets	912	464	448	19,844	-18,932
Non-current Assets	872,181	868,370	3,811	872,160	21
Tangible Fixed Assets	1	1	0	1	0
Intangible Fixed Assets	1	2	0	1	0
Investments	872,178	868,366	3,811	872,157	21
Investments in Subsidiaries(Stocks)	621,143	586,524	34,619	618,408	2,735
Investments in Subsidiaries(Bonds)	100,000	100,000	-	100,000	-
Investments in Subsidiaries(Convertible Bonds)	471	3,390	-2,919	3,206	-2,735
Long-term Loans to Subsidiaries	150,000	178,000	-28,000	150,000	-
Other Investments	563	451	111	542	21
Deferred Assets	292	487	-195	406	-114
Total Assets	873,386	869,322	4,064	892,412	-19,025
Liabilities					
Current Liabilities	5,412	6,370	-958	26,179	-20,767
Short-term Borrowed Money	4,077	3,701	376	23,983	-19,905
Other Current Liabilities	1,334	2,668	-1,334	2,195	-861
Non-Current Liabilities	343,269	342,253	1,015	345,932	-2,663
Long-term Borrowed Money	150,000	178,000	-28,000	150,000	-
Bonds	192,500	160,800	31,700	192,500	-
Convertible Bonds	471	3,255	-2,784	3,206	-2,735
Other Non-Current Liabilities	298	198	99	226	71
Total Liabilities	348,681	348,624	57	372,112	-23,430
Shareholders' Equity					
Common Stock and Preferred Stock	261,459	260,067	1,392	260,092	1,367
Capital Surplus	244,862	243,470	1,392	243,494	1,367
Retained Earnings	18,546	17,216	1,329	16,818	1,727
Unappropriated Earned Surplus	18,546	17,216	1,329	16,818	1,727
Treasury stocks	-163	-56	-106	-105	-57
Total Shareholders' Equity	524,705	520,698	4,006	520,299	4,405
Total Liabilities and Shareholders' Equity	873,386	869,322	4,064	892,412	-19,025

⟨note⟩ Amounts less than one million yen are omitted.

The Mitsui Trust Holdings , Inc.

Non-consolidated Statements of Income

(Yen in Millions)

	1st Half '03(A)	1st Half '02(B)	(A)-(B)	'02
Operating Income	12,382	3,788	8,594	7,251
Interest and Dividends on Securities in Subsidiaries	11,261	2,454	8,806	4,772
Fees and Commissions received from Subsidiaries	1,121	1,333	-212	2,479
Operating Expenses	5,118	4,611	507	8,725
Interest Expenses	4,301	3,461	840	6,803
General and Administrative Expenses	817	1,150	-333	1,922
Operating Profits	7,263	-823	8,087	-1,474
Non-Operating Income	275	11,744	-11,469	11,977
Non-Operating Expenses	398	336	61	673
Ordinary Profits	7,141	10,584	-3,443	9,828
Income Before Income Taxes	7,141	10,584	-3,443	9,828
Income Taxes Expenses (Current)	2,041	2,200	-158	3
Deferred Income Taxes	-1,905	-242	-1,663	1,597
Net Income	7,005	8,626	-1,620	8,228
Profit Brought Forward from Previous Year	11,540	8,590	2,950	8,590
Unappropriated Earned Surplus at the End of Term	18,546	17,216	1,329	16,818

〈note〉Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Business Results for the First Half of Fiscal Year Ended September 30, 2003 <Consolidated>

33-1,Shiba 3-chome ,Minato-ku,Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL: http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 25, 2003
President: Kiichiro Frusawa

for further information
Deputy General Manager of
General Planning Department
Koichi Omata
phone : Tokyo (03)5232-8642

1.Business Results for the 1st Half of Fiscal Year 2003 (from April 1, 2003 to September 30 , 2003)

(1)Business Results <Note>Amounts less than one million yen are omitted.

	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '03	243,222	-5.8	48,008	35.8	22,447	-45.1
1st Half '02	258,249	-	35,349	-	40,880	-
'02	497,252		-24,727		-96,710	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
1st Half '03	27.49	12.53
1st Half '02	50.19	22.79
'02	-125.31	-

Note: 1. Net Income(loss) from Unconsolidated Entities by Equity Method
1st Half of Year Ended September 30,2003 : -851million
1st Half of Year Ended September 30,2002 : -109million
The Year Ended March 31, 2003 : -504million

2. Average Number of Common Shares Outstanding
1st Half of Year Ended September 30,2003 : 816,611,647 shares
1st Half of Year Ended September 30,2002 : 814,488,122 shares
The Year Ended March 31, 2003 : 813,860,941 shares

(2)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share	Consolidated BIS Ratio (uniform domestic standard)
	yen in millions	yen in millions	%	yen	%
1st Half '03	12,305,079	330,992	2.7	-123.01	*preliminary* 9.33
1st Half '02	12,470,011	424,167	3.4	-9.90	10.23
'02	12,478,021	251,626	2.0	-228.26	7.50

Note: Number of Common Shares Issued at
1st Half of Year Ended September 30 2003 : 823,144,858 shares
1st Half of Year Ended September 30 2002 : 816,354,410 shares
The Year Ended March 31,2003 : 814,434,118 shares

(3)Cash Flow Position

	Net Cash from Operating Activities	Net Cash from Investing Activities	Net Cash from Financing Activities	Cash and Cash Equivalents at the End of Fiscal Year
	yen in millions	yen in millions	yen in millions	yen in millions
1st Half '03	-370,615	-10,034	-3,808	447,552
1st Half '02	-665,535	-55,509	-6,820	522,901
'02	-354,029	-27,230	-37,389	832,071

(4)Basis of Consolidation
Number of Consolidated Subsidiaries: 23
Number of Unconsolidated Subsidiaries Accounted for Equity Method : -
Number of Affiliates Accounted for Equity Method : 2

(5)Change in Number of Subsidiaries and Affiliates
Consolidated Subsidiaries : Increased by 1, Decreased by 1
Affiliates Accounted for Equity Method : -

2. Estimate for This Fiscal Year (from April 1 , 2003 to March 31 , 2004)

	Ordinary Income	Ordinary Profits	Net Income
	yen in millions	yen in millions	yen in millions
Annual	490,000	110,000	50,000

Estimate of Net Income per Common Share : 54.33yen

Mitsui Trust Holdings, Inc.
Consolidated Balance Sheets

(Banking Account) (yen in millions)

	1st Half '03 (A)	1st Half '02 (B)	(A)-(B)	'02(C)	(A)-(C)
Assets					
Cash and Due from Banks	485,749	594,484	-108,734	890,985	-405,235
Receivables under Resale Agreements	129,994	99,999	29,994	24,999	104,994
Receivables under Securities Borrowing Transactions	135,211	4,620	130,591	10,564	124,647
Trading Assets	10,874	13,650	-2,776	13,165	-2,291
Money Held in Trust	70,897	73,480	-2,582	70,921	-24
Investment Securities	3,317,069	3,328,888	-11,818	3,232,584	84,485
Loans and Bills Discounted	7,153,645	7,238,607	-84,961	7,200,393	-46,747
Foreign Exchanges	4,461	4,774	-312	4,978	-517
Other Assets	375,269	317,486	57,783	359,075	16,194
Premises and Equipment	244,815	262,115	-17,299	254,250	-9,434
Deferred Tax Assets	323,661	432,858	-109,197	347,169	-23,508
Customers' Liabilities for Acceptances and Guarantees	203,888	262,262	-58,373	220,208	-16,320
Reserve for Possible Loan Losses	-150,459	-163,214	12,754	-151,274	814
Total Assets	**12,305,079**	**12,470,011**	**-164,932**	**12,478,021**	**-172,942**
Liabilities					
Deposits	8,822,505	8,051,301	771,204	8,450,294	372,211
Negotiable Certificates of Deposit	206,700	248,700	-42,000	221,960	-15,260
Call Money and Bills Sold	311,392	161,400	149,992	300,000	11,392
Payables under Repurchase Agreements	-		-	99,999	-99,999
Payables under Securities Lending Transactions	141,332	129,786	11,545	194,245	-52,912
Trading Liabilities	6,842	12,582	-5,740	8,933	-2,091
Borrowed Money	370,828	429,091	-58,263	509,343	-138,515
Foreign Exchanges	0	7	-7	25	-24
Bonds and Notes	138,547	138,902	-354	138,826	-279
Convertible Bonds and Notes	471	3,255	-2,784	3,206	-2,735
Payable to Trust Account	1,548,069	2,416,348	-868,279	1,864,795	-316,726
Other Liabilities	117,007	107,395	9,612	105,390	11,617
Reserve for Bonuses	3,140	3,641	-500	3,407	-266
Reserve for Retirement Benefits	1,638	1,679	-40	1,727	-88
Reserve for Possible Losses on Loans Sold to CCPC	2,125	7,490	-5,364	4,389	-2,264
Reserve for Expenses Related to EXPO 2005 Japan	22	-	22	-	22
Deferred Tax Liabilities	599	871	-272	2,521	-1,922
Deferred Tax Liabilities for Land Revaluation	-	3,089	-3,089	-	-
Acceptances and Guarantees	203,888	262,262	-58,373	220,208	-16,320
Total Liabilities	**11,875,111**	**11,977,806**	**-102,694**	**12,129,277**	**-254,165**
Minority Interest in Consolidated Subsidiaries					
Minority Interest in Consolidated Subsidiaries	**98,974**	**68,037**	**30,937**	**97,118**	**1,856**
Stockholders' Equity					
Common and Preferred Stock	261,459	260,067	1,392	260,092	1,367
Capital Surplus	125,737	227,325	-101,588	227,350	-101,612
Retained Earnings	45,940	41,008	4,931	-85,676	131,617
Land Revaluation Reserve	-14,283	4,740	-19,024	-3,028	-11,255
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	-86,668	-107,549	20,880	-145,337	58,668
Foreign Currency Translation Adjustments	-953	-938	-14	-868	-85
Treasury Stock	-239	-486	247	-906	666
Total Stockholders' Equity	**330,992**	**424,167**	**-93,175**	**251,626**	**79,366**
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity	12,305,079	12,470,011	-164,932	12,478,021	-172,942

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.
Consolidated Statements of Income

(Banking Account) (yen in millions)

	1st Half '03(A)	1st Half '02(B)	(A)-(B)	'02
Ordinary Income	**243,222**	**258,249**	**-15,027**	**497,252**
Trust Fees	36,937	50,362	-13,425	100,627
Interest Income	72,016	84,570	-12,554	163,066
Interest on Loans and Bills Discounted	55,778	60,975	-5,196	119,652
Interest and Dividends on Securities	15,678	22,798	-7,120	41,874
Fees and Commissions Received	33,598	28,141	5,457	56,325
Trading Revenue	2,829	274	2,555	738
Other Operating Income	32,284	37,568	-5,283	83,902
Other Income	65,556	57,333	8,223	92,593
Ordinary Expenses	**195,213**	**222,900**	**-27,687**	**521,979**
Interest Expenses	26,232	34,368	-8,135	65,473
Interest on Deposits	13,300	15,451	-2,150	30,163
Fees and Commissions Paid	3,332	1,754	1,578	5,419
Trading Expenses	112	-	112	3
Other Operating Expenses	9,100	600	8,499	6,164
General and Administrative Expenses	69,948	80,033	-10,085	159,520
Other Expenses	86,486	106,142	-19,656	285,397
Ordinary Profits	**48,008**	**35,349**	**12,659**	**-24,727**
Extraordinary Profits	**11,250**	**2,409**	**8,840**	**9,399**
Extraordinary Losses	**8,570**	**9,349**	**-778**	**24,345**
Income before Income Taxes and Minority Interests	**50,688**	**28,409**	**22,279**	**-39,673**
Provision for Income Taxes	**3,639**	**4,108**	**-468**	**7,872**
Deferred Income Taxes	**21,867**	**-18,359**	**40,227**	**45,553**
Minority Interests in Net Income	**2,734**	**1,780**	**954**	**3,611**
Net Income	**22,447**	**40,880**	**-18,432**	**-96,710**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statements of Capital Surplus and Retained Earnings

(Banking Account) (yen in millions)

	1st Half '03(A)	1st Half '02(B)	(A)-(B)	'02
Capital Surplus:				
Capital Surplus at Beginning of the Period	**227,350**	**358,960**	**-131,610**	**358,960**
Increase of Capital Surplus	**1,579**	**14**	**1,565**	**38**
Conversion of Convertible Bonds and Notes	1,367	14	1,353	38
Gains on Disposal of Treasury Stocks	212	-	212	-
Decrease of Capital Surplus	**103,192**	**131,648**	**-28,455**	**131,648**
Transfer to Retained Earnings	103,192	131,648	-28,455	131,648
Capital Surplus at End of the Period	**125,737**	**227,325**	**-101,588**	**227,350**
Retained Earnings:				
Retained Earnings at Beginning of the Period	**-85,676**	**-124,455**	**38,779**	**-124,455**
Increase of Retained Earnings	**136,895**	**172,831**	**-35,935**	**142,809**
Net Income	22,447	40,880	-18,432	-
Transfer from Capital Reserve	103,192	131,648	-28,455	131,648
Transfer from Land Revaluation Reserve	11,255	302	10,952	11,161
Decrease of Retained Earnings	**5,278**	**7,366**	**-2,088**	**104,030**
Net Loss	-	-	-	**96,710**
Dividend declared	5,278	7,294	-2,016	7,294
Losses on Disposal of Treasury Stocks	-	71	-71	24
Retained Earnings at End of the Period	**45,940**	**41,008**	**4,931**	**-85,676**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statements of Cash Flows

(Banking Account) (yen in millions)

	1st Half '03(A)	1st Half '02(B)	(A)-(B)	'02
I . Cash Flows from Operating Activities :				
Net Income Before Income Taxes and Minority Interests	50,688	28,409	22,279	-39,673
Depreciation and Amortization	24,337	24,357	-19	56,020
Equity in Earnings of affiliates	851	109	741	504
Provision for Reserve for Possible Loan Losses	-814	-12,682	11,868	-23,943
Provision for Reserve for Possible Losses on Investment Securities	-	-0	0	-0
Provision for Reserve for Possible Losses on Loans Sold to CCPC	-2,264	322	-2,586	-2,777
Provision for Reserve for Bonuses	-266	-439	172	-672
Provision for Retirement Benefits	-88	35,631	-35,720	50,672
Provision for EXPO 2005 Japan	22	-	22	-
Accrued Interest and Dividend Income	-72,016	-84,570	12,554	-163,066
Accrued Interest Expenses	26,232	34,368	-8,135	65,473
Investment Securities Losses (Gains) - Net	-39,051	-21,633	-17,417	4,836
Losses (Gains) on Money Held in Trust	-951	-877	-73	-1,274
Foreign Exchange Losses (Gains) - Net	6,819	11,727	-4,908	13,921
Losses (Gains) on Sales of Premises and Equipment	1,809	1,338	471	854
Net Decrease (Increase) in Trading Assets	2,291	-1,464	3,755	-979
Net Increase (Decrease) in Trading Liabilities	-2,091	6,807	-8,899	3,158
Net Decrease (Increase) in Loans and Bills Discounted	46,747	177,469	-130,722	214,733
Net Increase (Decrease) in Deposits	372,211	571,413	-199,202	970,406
Net Increase (Decrease) in Negotiable Certificates of Deposits	-15,260	-13,880	-1,380	-40,620
Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings)	-138,515	-5,718	-132,797	132,533
Net Decrease (Increase) in Interest-Earning Deposits in Other Banks	20,715	-1,239	21,955	11,428
Net Decrease (Increase) in Call Loans and Others	-104,994	-94,900	-10,094	-19,899
Net Increase (Decrease) in Deposit for Securities Borrowing Transactions	-124,647	1,350	-125,997	-4,594
Net Increase (Decrease) in Call Money and Others	-88,607	-425,100	336,492	-186,500
Net Increase (Decrease) in Deposit for Securities Lending Transactions	-52,912	-117,575	64,662	-53,117
Net Decrease (Increase) in Foreign Exchanges (Assets)	517	81	436	-123
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	-24	-19	-4	-2
Net Increase (Decrease) in Payable to Trust Account	-316,726	-668,943	352,216	-1,220,496
Interest and Dividends Received	80,319	92,816	-12,497	175,274
Interest Paid	-23,954	-37,661	13,706	-67,874
Other-Net	-12,705	-155,296	142,591	-216,195
Subtotal	**-362,331**	**-655,798**	**293,467**	**-341,991**
Income Taxes Paid	-8,284	-9,736	1,452	-12,038
Net Cash from Operating Activities	**-370,615**	**-665,535**	**294,919**	**-354,029**

	1st Half '03(A)	1st Half '02(B)	(A)-(B)	'02
II. Cash Flows from Investing Activities :				
Purchases of Investment Securities	-6,122,250	-3,797,088	-2,325,161	-9,164,642
Sales of Investment Securities	5,004,660	2,983,606	2,021,054	7,161,408
Redemptions of Investment Securities	1,116,463	751,053	365,409	1,976,997
Increase in Money Held in Trust	-701	-5,277	4,575	-4,216
Decrease in Money Held in Trust	944	17,296	-16,351	18,341
Purchases of Premises and Equipment	-15,778	-18,051	2,272	-39,546
Proceeds from Sales of Premises and Equipment	6,628	12,952	-6,324	24,427
Net Cash from Investing Activities	**-10,034**	**-55,509**	**45,474**	**-27,230**
III. Cash Flows from Financing Activities				
Decrease in Subordinated Borrowings	-	-	-	-58,000
Issuance of common stock	-	-	-	30,000
Dividends Paid	-5,278	-7,294	2,016	-7,294
Dividends Paid to Minority Interests	-2,915	-673	-2,242	-1,769
Increase in Treasury Stock	-2,180	-1,712	-468	-7,386
Decrease in Treasury Stock	6,566	2,860	3,706	7,061
Net Cash from Financing Activities	**-3,808**	**-6,820**	**3,011**	**-37,389**
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	**-60**	**34**	**-95**	**-11**
V. Net Increase in Cash and Cash Equivalents	**-384,519**	**-727,829**	**343,310**	**-418,660**
VI. Cash and Cash Equivalents at the Beginning of Fiscal Year	**832,071**	**1,250,731**	**-418,660**	**1,250,731**
VII. Cash and Cash Equivalents at the End of Period	**447,552**	**522,901**	**-75,349**	**832,071**

<Note>Amounts less than one million yen are omitted.